Exhibit (a)(5)(B)

Herbalife Nutrition Announces Final Results of Self-Tender Offer

LOS ANGELES (August 17, 2020) — Herbalife Nutrition Ltd. (NYSE: HLF) (“Herbalife Nutrition” or “the Company”) announced today the final results of its “modified Dutch auction” self-tender offer, which expired at 5:00 P.M., New York City time, on Tuesday, August 11, 2020, to purchase up to an aggregate of $750 million of the Company’s common shares at a cash purchase price not greater than $50.00 nor less than $44.75 for each share tendered.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer, a total of 36,810,968 common shares of the Company were properly tendered and not properly withdrawn at or below the price of $48.75 per share.

Because the tender offer was oversubscribed, the Company purchased only a prorated portion of the common shares properly tendered by each tendering shareholder (other than “odd lot” holders whose shares were purchased on a priority basis) at the final per share cash purchase price of $48.75. Based on the final tender count, and taking into consideration the effect of odd lot priority on the proration factor, the final proration factor for the tender offer was approximately 41.79% of the shares properly tendered at or below the cash purchase price of $48.75 per share.

Accordingly, the Company accepted for purchase 15,384,615 common shares of the Company at a cash purchase price of $48.75 per share, for a total cash cost of approximately $750 million, excluding fees and expenses relating to the tender offer. These common shares represent approximately 11.6% of the Company’s total outstanding shares as of August 14, 2020. The Depositary will promptly pay for the shares accepted for purchase and promptly return all shares tendered and not accepted for purchase.

The Company funded the share purchase in the tender offer from existing cash on hand.

About Herbalife Nutrition Ltd.

The Company is a global company that has been changing people’s lives with great nutrition products and a proven business opportunity for its independent distributors since 1980. The Company offers high-quality, science-backed products, sold in over 90 countries by entrepreneurial distributors who provide one-on-one coaching and a supportive community that inspires their customers to embrace a healthier, more active lifestyle. Through the Company’s global campaign to eradicate hunger, the Company is also committed to bringing nutrition and education to communities around the world.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements”. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the Securities and Exchange Commission. Additionally, many of these risks and uncertainties are, and may continue to be, amplified by the COVID-19 pandemic. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include, among others, the following:

•	our ability to achieve the benefits contemplated by the tender offer;

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any adverse impact that the tender offer may have on us and the trading market for our common shares, including risks resulting from a decrease in the public float of the shares which may result in less liquidity and trading volume of the shares after the consummation of the tender offer described herein and could result in an increase in price volatility;

•	the potential impacts of the COVID-19 pandemic on us, our Members, and the world economy (including our customers and our supply chain);

•	our relationship with, and our ability to influence the actions of, our Members;

•	improper action by our employees or Members in violation of applicable law;

•	adverse publicity associated with our products or network marketing organization, including our ability to comfort the marketplace and regulators regarding our compliance with applicable laws;

•	changing consumer preferences and demands;

•	the competitive nature of our business;

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regulatory matters governing our products, including potential governmental or regulatory actions concerning the safety or efficacy of our products and network marketing program, including the direct selling markets in which we operate;

•	legal challenges to our network marketing program;

•	the consent order entered into with the FTC, the effects thereof and any failure to comply therewith;

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risks associated with operating internationally and the effect of economic factors, including foreign exchange, inflation, disruptions or conflicts with our third-party importers, pricing and currency devaluation risks, especially in countries such as Venezuela;

•	uncertainties relating to interpretation and enforcement of legislation in China governing direct selling and anti-pyramiding;

•	our inability to obtain or maintain the necessary licenses for our direct selling business in China and elsewhere;

•	adverse changes in the Chinese economy;

•	our dependence on increased penetration of existing markets;

•	any material disruption to our business caused by natural disasters, other catastrophic events, acts of war or terrorism, viral outbreaks and other similar epidemics, or cybersecurity incidents;

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noncompliance by us or our Members with any privacy laws or any security breach by us or a third party involving the misappropriation, loss, or other unauthorized use or disclosure of confidential information;

•	contractual limitations on our ability to expand our business;

•	our reliance on our information technology infrastructure and outside manufacturers;

•	the sufficiency of our trademarks and other intellectual property rights;

•	product concentration;

•	our reliance upon, or the loss or departure of any member of, our senior management team which could negatively impact our Member relations and operating results;

•	U.S. and foreign laws and regulations applicable to our operations;

•	uncertainties relating to the United Kingdom’s exit from the European Union;

•	restrictions imposed by covenants in our existing indebtedness;

•	uncertainties relating to the application of transfer pricing, duties, value added taxes, and other tax regulations, and changes thereto;

•	changes in tax laws, treaties or regulations, or their interpretation;

•	taxation relating to our Members;

•	product liability claims;

•	our incorporation under the laws of the Cayman Islands;

•	whether we will purchase any of our shares in the open markets or otherwise, and if so, the prices paid in connection with such acquisitions; and

•	share price volatility related to, among other things, speculative trading and certain traders shorting our common shares.

We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contact: Jennifer Butler

Vice President, Media Relations

213-745-0420

Investor Contact: Eric Monroe

Director, Investor Relations

213-745-0449